EXHIBIT 99.1

Notice of Extraordinary General Meeting of Shareholders

KAMADA LTD.
7 Sapir Street
Kiryat Weizmann Science Park
P.O Box 4081
Ness Ziona 74140, Israel

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We cordially invite you to attend an Extraordinary General Meeting of Shareholders of Kamada Ltd. to be held at our offices at 7 Sapir Street, Kiryat Weizmann Science Park, Ness Ziona, Israel, on Tuesday, January 28, 2013, at 3:00 p.m. (Israel time) for the following purposes:

1.
To approve an amended compensation policy with respect to the terms of service and employment of our office holders, as such term is defined in the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”).

2.	To elect Dr. Estery Giloz-Ran as an outside director, within the meaning of the Israeli Companies Law, for an initial three-year term.

3.	Subject to the approval of item 2, to approve the grant of options to our outside directors, including Dr. Estery Giloz-Ran.

4.	To approve the grant of options to each of our directors, other than the outside directors and Mr. David Tsur, our chief executive officer and a director.

5.	To approve compensation terms (including the grant of options) for Mr. David Tsur, our chief executive officer and a director.

Shareholders of record at the close of business on December 19, 2013 are entitled to notice of and to vote at the meeting.  You can vote either by mailing in your proxy or in person by attending the meeting.  If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel, at least 48 hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting.  If you attend the meeting, you may vote in person and your proxy will not be used.  If you are a beneficial owner of shares registered in the name of a member of the Tel Aviv Stock Exchange and wish to vote, either by proxy or in person by attending the meeting, you must deliver to us a proof of ownership in accordance with the Israeli Companies Law and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000.  Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the proxy card.  Detailed proxy voting instructions will be provided both in the Proxy Statement and on the proxy card.

Shareholders may review the full version of the proposed resolutions in the Proxy Statement as well as the accompanying proxy card, on, or about, December 24, 2013, via the Israeli Securities Authority’s electronic filing system at http://www.magna.isa.gov.il or the website of the Tel Aviv Stock Exchange Ltd. at http://maya.tase.co.il, and also at our offices during regular business hours (7 Sapir Street, Kiryat Weizmann Science Park, Ness Ziona, Israel; Tel: +972-8-9406472 (phone)).  Our company’s representative is Mr. Nir Livneh (7 Sapir Street, Kiryat Weizmann Science Park, Ness Ziona, Israel; Tel: +972-72-2748242).

Quorum

The presence, in person or by proxy, of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent of our company’s voting rights will constitute a quorum at the meeting.  No business will be considered or determined at the meeting unless the requisite quorum is present within half an hour from the time designated for the meeting.  If within half an hour from the time designated for the meeting a quorum is not present, the meeting will stand adjourned to the same day in the following week, at the same time and place.  Any number of shareholders present will constitute a quorum at the adjourned meeting.  This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Majority Vote Standard

Each ordinary share entitles the holder to one vote.

With respect to proposals 1-4:

In accordance with the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve each of the proposals, provided that either: (i) the shares voting in favor of the matter (excluding abstentions) include at least a majority of the shares voted by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter, or (ii) the total number of shares voted against the matter by shareholders who are not controlling shareholders and shareholders who do not have a personal interest in the matter does not exceed two-percent of our outstanding voting rights.

The Israeli Companies Law requires that each shareholder voting on proposals 1-4 indicate on the proxy card, or, if voting in person at the meeting, inform us prior to voting on the matter at the meeting, whether or not the shareholder has a personal interest in each of such proposals.  Otherwise, the shareholder is not eligible to vote on the proposals and his or her vote will not be counted for the purposes of the proposals.  Details regarding the definition of “personal interest” under the Israeli Companies Law will be included in the Proxy Statement.

With respect to proposal 5:

In accordance with the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the proposal.

December 10, 2013